UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cardiogenesis Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

14159W-10-9
(CUSIP Number)

Jeffrey W. Burris
Vice President and General Counsel
CryoLife, Inc.
1655 Roberts Blvd. N.W.
Kennesaw, Georgia 30144
(770) 419-3355
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

B. Joseph Alley, Jr.
Arnall Golden Gregory
171 17th Street N.W., Suite 2100
Atlanta, Georgia 30363
(404) 873-8688

May 2, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14159W-10-9	Page 2 of 12

1	Name of Reporting Persons CryoLife, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) 00 (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E) N/A	☐
6	Citizenship or Place of Organization Florida
7	Sole Voting Power 23,221,166
8	Shared Voting Power 3,216,243 (1)
9	Sole Dispositive Power 23,221,166
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,437,409 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 54.5 (1),(2)
14	Type of Reporting Person (See Instructions) CO

(1)  Includes 1,276,859 shares of common stock of Cardiogenesis Corporation ("Cardiogenesis") subject to the Support Agreement (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Includes 1,939,384 shares of Cardiogenesis common stock underlying stock options held by the parties to the Support Agreement and which are currently exercisable or exercisable within 60 days of May 2, 2011.

(2)  Based upon 46,535,403 shares of Cardiogenesis common stock outstanding as of May 2, 2011. The numerator and denominator used in the calculation also includes 1,939,384 shares of Cardiogenesis common stock underlying stock options held by the parties to the Support Agreement and which are currently exercisable or exercisable within 60 days of May 2, 2011.

CUSIP No. 14159W-10-9	Page 3 of 12

1	Name of Reporting Persons CL Falcon, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) 00 (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E) N/A	☐
6	Citizenship or Place of Organization Florida
7	Sole Voting Power 23,221,166
8	Shared Voting Power 3,216,243 (1)
9	Sole Dispositive Power 23,221,166
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,437,409 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 54.5 (1),(2)
14	Type of Reporting Person (See Instructions) CO

(1)  Includes 1,276,859 shares of common stock of Cardiogenesis Corporation ("Cardiogenesis") subject to the Support Agreement (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Includes 1,939,384 shares of Cardiogenesis common stock underlying stock options held by the parties to the Support Agreement and which are currently exercisable or exercisable within 60 days of May 2, 2011.

(2)  Based upon 46,535,403 shares of Cardiogenesis common stock outstanding as of May 2, 2011.  The numerator and denominator used in the calculation also includes 1,939,384 shares of Cardiogenesis common stock underlying stock options held by the parties to the Support Agreement and which are currently exercisable or exercisable within 60 days of May 2, 2011.

CUSIP No. 14159W-10-9	Page 4 of 12

Item 1.     Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock of Cardiogenesis Corporation, a California corporation ("Cardiogenesis"), no par value (the "Shares").  The principal executive offices of Cardiogenesis are located at Cardiogenesis Corporation, 11 Musick, Irvine, California, 92618.

Item 2.     Identity and Background

This Schedule 13D is being jointly filed on behalf of CryoLife, Inc., a Florida corporation ("CryoLife"), and CL Falcon, Inc., a Florida corporation and wholly-owned subsidiary of CryoLife ("CL Falcon," and together with CryoLife, the "Reporting Persons").  The principal executive offices of each of the Reporting Persons are located at 1655 Roberts Blvd. N.W. Kennesaw, Georgia 30144.  CryoLife is an implantable biological medical device and cardiovascular tissue processing company.  CL Falcon was organized by CryoLife to merge with Cardiogenesis and therefore has not conducted any business to date.

Attached as Schedule I, and incorporated herein by reference, is a list setting forth, with respect to each executive officer and director of CryoLife and CL Falcon, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has been found to have committed any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each executive officer and director of the Reporting Persons is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the Shares reported as directly owned in Item 5 for a price of $0.457 per Share in cash, or a total of $10,612,073, in the Offer as described in Item 4, using working capital of CryoLife.  Pursuant to, and subject to the terms and conditions contained in, the Support Agreement described in Item 4, the Reporting Persons may be deemed to have shared voting power with respect to 3,216,243 additional Shares beneficially owned by the Supporting Shareholders (as defined in Item 4) by virtue of entering into a Support Agreement with the Supporting Shareholders.  The Support Agreement was entered into to induce CryoLife and CL Falcon to enter into the Merger Agreement, as defined in Item 4 below, and proceed with the transactions contemplated thereby.  Neither CryoLife nor CL Falcon has paid any consideration to the Supporting Shareholders in connection with the execution and delivery of the Support Agreement described under Item 4 of this Schedule 13D.

Item 4.     Purpose of Transaction

On March 28, 2011, CryoLife, CL Falcon and Cardiogenesis entered into an Agreement and Plan of Merger, which was amended and restated on April 14, 2011 (as amended, the "Merger Agreement"), pursuant to which CryoLife, through CL Falcon, offered to purchase for cash 49.9% of the outstanding Shares of Cardiogenesis common stock  (the "Offer").  In the Offer, CryoLife, through CL Falcon purchased Shares for $0.457 per Share in cash, without interest and less any applicable withholding taxes.  As soon as practicable after completion of the Offer, CryoLife intends to merge CL Falcon with and into Cardiogenesis (the "Merger").  As a result of the Merger, the separate corporate existence of CL Falcon will cease and Cardiogenesis will continue as the surviving corporation of the Merger.

CUSIP No. 14159W-10-9	Page 5 of 12

CryoLife completed the Offer on May 2, 2011.  CryoLife expects to complete the Merger in middle to late May 2011.

Concurrently with the execution of the Merger Agreement, Paul McCormick, the Executive Chairman of Cardiogenesis, Richard P. Lanigan, the Executive Vice President, Marketing of Cardiogenesis, and William R. Abbott, the Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Cardiogenesis, and each director of Cardiogenesis, and their affiliates (the "Supporting Shareholders"), entered into a support agreement (the "Support Agreement") pursuant to which they agreed to tender into the tender offer an aggregate of 1,276,859 Shares held by the Supporting shareholders, and any Shares acquired upon exercise of 1,939,384 stock options held by the Supporting shareholders of Cardiogenesis common stock, if so requested by CryoLife.  None of these Shares were tendered into the Offer.  The Support Agreement also requires such shareholders to take certain other actions in connection with the Merger Agreement, including voting in favor of matters contemplated by the Merger Agreement at a meeting of Cardiogenesis shareholders called to approve the Merger.  Pursuant to the Support Agreement, CryoLife also has an irrevocable proxy to vote the Supporting Shareholders' Shares in favor of the Merger. As a result, CryoLife may be deemed to share voting rights with respect to these Shares but does not own them, have any right to acquire them or have any pecuniary interest in or dispositive power with respect to them.

Under the California General Corporation Law, or CGCL, the approval of the Cardiogenesis Board and the affirmative vote of the holders of a majority of the outstanding Cardiogenesis Shares, either pursuant to majority written consent or a meeting of shareholders called for that purpose, may be required to approve the principal terms of the Merger. The Cardiogenesis Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and, the only remaining required corporate action of Cardiogenesis is the approval of the Merger Agreement by the affirmative vote, or written consent, of the holders of a majority of the outstanding Cardiogenesis Shares.

In the Merger Agreement, Cardiogenesis agreed, if a shareholder vote was required, to convene a meeting of its shareholders following consummation of the Offer for the purpose of considering and voting on the Merger. Cardiogenesis, acting through the Cardiogenesis Board, further agreed that, if a shareholders' meeting was convened, the Cardiogenesis Board would recommend that shareholders of Cardiogenesis vote to approve the principal terms of the Merger. At any such meeting, all of Cardiogenesis Shares then owned by CryoLife and CL Falcon and by any of CryoLife's other subsidiaries, and all Cardiogenesis Shares for which Cardiogenesis has received proxies to vote, will be voted in favor of approval of the Merger Agreement and the Merger.  Cardiogenesis has prepared a proxy statement for a shareholders' meeting to be conducted during the week of May 16, 2011, and the proxy statement was mailed to Cardiogenesis shareholders on May 6, 2011.

           Upon the acceptance of payment of Shares of Cardiogenesis common stock pursuant to the Offer, if CryoLife so requests, Cardiogenesis agreed to take all action reasonably necessary to cause CryoLife's designees to be elected or appointed to Cardiogenesis' board of directors, including, at CryoLife's option, increasing the number of directors, so that CryoLife will have representation on the Cardiogenesis Board in proportion to its Share ownership.  However, until the completion of the Merger, Cardiogenesis is obligated to use commercially reasonable efforts to cause the Cardiogenesis board of directors to maintain at least three directors who were members of the Cardiogenesis board of directors as of March 28, 2011 and who are independent for purposes of Rule 10A-3 of the Act.  Cardiogenesis' obligations with respect to CryoLife's board designees shall be subject to Section 14(f) of the Act and Rule 14f-1 thereunder. CryoLife also is entitled to appoint two individuals to serve as observers to the Cardiogenesis board of directors.  However, as of this time, CryoLife has declined to exercise its rights to appoint directors or board observers.

           As of this time, CryoLife does not intend to designate any directors or board observers.  In the event that it changes that decision, it has not determined who will be its designees on the Cardiogenesis board of directors. However, any such designees will be selected from a list of potential designees comprised of officers of CryoLife, which officers are set forth in Schedule I.  If CryoLife's designees are elected to Cardiogenesis' board prior to the completion of the Merger, the affirmative vote of a majority of the continuing directors will be required for Cardiogenesis to, among other things, amend or terminate the Merger Agreement.

           The purpose of the Offer and Merger is for CryoLife and CL Falcon to acquire control of, and the entire equity interest in, Cardiogenesis. The Offer, as the first step in the acquisition of Cardiogenesis, facilitated the acquisition of 49.9% of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.  CL Falcon intends to consummate the Merger as promptly as practicable. As an additional step in the Merger transaction, CryoLife intends to complete a second merger of Cardiogenesis into another wholly owned subsidiary of CryoLife, CryoLife Acquisition Corporation.

CUSIP No. 14159W-10-9	Page 6 of 12

           At the effective time of the Merger, the articles of incorporation of CL Falcon and the by-laws of CL Falcon, as in effect immediately prior to the effective date of the merger, will be the articles of incorporation and the by-laws of the surviving corporation, in each case with references to CL Falcon therein automatically amended to become references to the surviving corporation (after the second merger referenced above), until thereafter amended as provided by law and such articles of incorporation and by-laws. The directors and officers of CL Falcon will become the directors and officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

           CryoLife currently intends to operate the Cardiogenesis business as a wholly-owned subsidiary.  CryoLife will continue to evaluate and review the Cardiogenesis business, assets, operations, properties, policies, management and personnel with a view towards determining how to optimize any potential benefits and synergies that are created by the transaction and the integration of the operations of Cardiogenesis with CryoLife's business.  More specifically, upon completion of its integration evaluation and implementation of final plans:

           (i)   CryoLife may transfer certain assets of Cardiogenesis to its affiliates as part of its post—mergertax restructuring;

   (ii)  Cardiogenesis' principal executive offices likely will be combined with those of CryoLife or its subsidiaries; and

           (iii) certain Cardiogenesis functions likely will be relocated to new locations.

CryoLife intends to continue to review Cardiogenesis' business, operations, capitalization and management. Accordingly, CryoLife reserves the right to change its plans and intentions at any time, as it deems appropriate.

CryoLife expects that the Shares of Cardiogenesis common stock will cease to be quoted on OTCQB as a result of the Merger.  The Cardiogenesis Shares of common stock are currently registered under the Act. The purchase of the Cardiogenesis Shares pursuant to the Merger will result in the Shares becoming eligible for deregistration under the Act. Registration of the Cardiogenesis Shares may be terminated upon application to the SEC if the outstanding Shares are not listed on a "national securities exchange" and if there are fewer than 500 holders of record of Shares of Cardiogenesis common stock. CryoLife intends to seek to cause Cardiogenesis to apply for termination of registration of the Cardiogenesis Shares as soon as possible after approval of the Merger, if the requirements for termination of registration are met.

The foregoing summary descriptions of the Merger Agreement and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Support Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, each of which is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons currently do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a)-(b)     CL Falcon directly owns 23,221,166 Shares, which were purchased in the Offer.  CryoLife, through its wholly owned subsidiary CL Falcon, has sole voting and dispositive power with respect to these  Shares.  In addition, as a result of the Support Agreement, based on information provided by the Supporting Shareholders, CryoLife and CL Falcon may be deemed to have shared voting power with respect to an aggregate of 3,216,243 Shares (including a total of 1,939,384 options to purchase Shares currently exercisable or exercisable within 60 days of May 2, 2011), representing 2.7% of the outstanding Shares as of May 2, 2011 but they do not own them, have any right to acquire them or have any pecuniary interest in or dispositive power with respect to them.  CryoLife and CL Falcon may be deemed to share with the Supporting Shareholders the power to vote such Shares solely with respect to those matters described in Item 4 of this Schedule 13D and in the Support Agreement, which are incorporated herein by reference.

CUSIP No. 14159W-10-9	Page 7 of 12

To CryoLife's and CL Falcon's knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Support Agreement.

(c)           CryoLife and CL Falcon signed the original Agreement and Plan of Merger on March 28, 2011, and the Amended and Restated Merger Agreement on April 14, 2011 and closed the Offer on May 2, 2011.  Otherwise, neither CryoLife nor CL Falcon nor, to the knowledge of CryoLife and CL Falcon, any person identified in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d)           To the knowledge of CryoLife and CL Falcon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither CryoLife nor CL Falcon nor, to the best knowledge of CryoLife and CL Falcon, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Cardiogenesis.  The description of the Merger Agreement and Support Agreement contained in Item 4 are incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1
Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.'s Current Report on Form 8-K filed on April 15, 2011).

Exhibit 2
Support Agreement, dated as of March 28, 2011, among CryoLife, Inc. and certain Cardiogenesis Shareholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation's Current Report on Form 8-K filed on March 29, 2011).

Exhibit 3	Joint Filing Agreement, between CryoLife, Inc. and CL Falcon, dated May 11, 2011.

CUSIP No. 14159W-10-9	Page 8 of 12

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2011	CRYOLIFE, INC.

/s/ D. Ashley Lee
	Name:	D. Ashley Lee
	Title:	Executive Vice President, Chief Operating Officer, and Chief Financial Officer

Date: May 11, 2011	CL FALCON, INC.

/s/ D. Ashley Lee
	Name:	D. Ashley Lee
	Title:	Vice President, Finance and Treasurer

CUSIP No. 14159W-10-9	Page 9 of 12

Schedule I

Directors and Executive Officers of CryoLife and CL Falcon

1. CryoLife

The following list sets forth the names and principal occupations or employment and employment history of the directors and executive officers of CryoLife.  The business address and address for each such person's principal occupation or employment is c/o CryoLife, Inc., 1655 Roberts Blvd. N.W., Kennesaw, Georgia 30144.

CRYOLIFE DIRECTORS

Steven G. Anderson, a founder of CryoLife, has served as CryoLife's President, Chief Executive Officer and Chairman of the Board since its inception. Mr. Anderson has more than 25 years of experience in tissue preservation and more than 40 years of experience in the medical device industry. Prior to founding CryoLife, Mr. Anderson was Senior Executive Vice President and Vice President, Marketing, from 1976 until 1983, of Intermedics, Inc. (now Boston Scientific Corporation), a manufacturer and distributor of pacemakers and other medical devices. Mr. Anderson is a graduate of the University of Minnesota.

Thomas F. Ackerman has served as a Director of CryoLife since December 2003. Mr. Ackerman is Executive Vice President and Chief Financial Officer of Charles River Laboratories International, Inc. (NYSE: CRL), a position he has held since 2005. Charles River Laboratories is a leading global provider of solutions that accelerate the drug discovery and development process, including research models and associated services, and outsourced preclinical services. From 1999 to 2005 he served as Senior Vice President and Chief Financial Officer and from 1996 to 1999 he served as Vice President and Chief Financial Officer of Charles River Laboratories, where he has been employed since 1988. Mr. Ackerman is a Director of the University of Massachusetts Amherst Foundation. Mr. Ackerman received a B.S. in Accounting from the University of Massachusetts and became a certified public accountant in 1979 (his license is currently inactive).

James S. Benson has served as a Director of CryoLife since December 2005. Mr. Benson retired from the Advanced Medical Device Association ("AdvaMed", formerly known as The Health Industry Manufacturers Association, "HIMA") in July 2002 as Executive Vice President for Technical and Regulatory Affairs. He was employed by AdvaMed from January 1993 through June 2002. Prior to that, he was employed by the Food and Drug Administration ("FDA") for 20 years, where he held a number of senior positions. He retired from the FDA as Director of the Center for Devices and Radiological Health ("CDRH") in December of 1992. Prior to his position as Center Director, he served as Deputy Commissioner from July 1988 through July 1991. During that period, he served as Acting Commissioner for one year, from December 1989 through November 1990. Prior to his position as Deputy Commissioner, he served as Deputy Director of the Center for Devices and Radiological Health from 1978 to 1982. Mr. Benson currently serves on the Board of Directors for two other companies: CytoMedix, Inc., a publicly traded company (OTCBB: CYME), where he is the Presiding Director, and Medical Device Consultants, Inc., a private company. In 2003 Mr. Benson was engaged by the law firm representing a Special Litigation Committee of the Board of Directors of the company to serve as an expert witness in connection with the Special Litigation Committee's independent investigation into allegations made by the plaintiffs in the shareholder derivative lawsuit filed against the company's Directors, which was settled in 2005. Mr. Benson also was engaged to serve as an expert witness by a different law firm representing the company in the securities class action shareholder lawsuit filed against the company, which was also settled in 2005. Mr. Benson received a B.S. in Civil Engineering from the University of Maryland in 1962 and an M.S. in Nuclear Engineering from the Georgia Institute of Technology in 1969.

Daniel J. Bevevino has served as a Director of CryoLife since December 2003. From 1996 until March of 2008, Mr. Bevevino served as the Vice President and Chief Financial Officer of Respironics, Inc. (Nasdaq: RESP), a company that develops, manufactures and markets medical devices used primarily for the treatment of patients suffering from sleep and respiratory disorders, where he was employed since 1988. In March 2008, Respironics was acquired by Royal Philips Electronics (NYSE: PHG), whose businesses include a variety of medical solutions including medical diagnostic imaging and patient monitoring systems, as well as businesses focused on energy efficient lighting and consumer products. From March 2008 to December 31, 2009, Mr. Bevevino was employed by Philips as the Head of Post-Merger Integration – Respironics, as well as in various operating capacities, to help facilitate the integration of the combined companies. He is currently an independent consultant providing interim chief financial officer services in the life sciences industry. He began his career as a certified public accountant with Ernst & Young (his license is currently inactive). Mr. Bevevino received a B.S. in Business Administration from Duquesne University and an M.B.A. from the University of Notre Dame.

CUSIP No. 14159W-10-9	Page 10 of 12

Ronald C. Elkins, M.D. has served as a Director of CryoLife since January 1994. Dr. Elkins is Professor Emeritus, Section of Thoracic and Cardiovascular Surgery, University of Oklahoma Health Sciences Center. Dr. Elkins has been a physician at the Health Science Center since 1971, and was Chief, Section of Thoracic and Cardiovascular Surgery, from 1975 to 2002. Dr. Elkins is a graduate of the University of Oklahoma and Johns Hopkins Medical School.

Ronald D. McCall, Esq. has served as a Director of CryoLife since January 1984 and served as its Secretary and Treasurer from 1984 to 2002; however, Mr. McCall has never been an employee of the company and did not receive any compensation for his service as Secretary and Treasurer of the company other than the company's standard compensation provided to Directors. From 1985 to the present, Mr. McCall has been the owner of the law firm of Ronald D. McCall, P.A., based in Tampa, Florida. Mr. McCall was admitted to the practice of law in Florida in 1961. Mr. McCall received a B.A. and a J.D. from the University of Florida.

Harvey Morgan has served as a Director of CryoLife since May 2008. Mr. Morgan has more than 40 years of investment banking experience, with significant expertise in strategic advisory services, mergers and acquisitions, private placements, and underwritings. He has been a Managing Director of the investment banking firm Bentley Associates, L.P. since 2004, and from 2001 to 2004, he was a Principal of Shattuck Hammond Partners, an independent investment banking and financial advisory firm. Mr. Morgan also serves on the Boards of Family Dollar Stores, Inc. (NYSE: FDO) and Cybex International, Inc. (Nasdaq: CYBI). Mr. Morgan received his undergraduate degree from The University of North Carolina at Chapel Hill and an M.B.A. from The Harvard Business School.

CRYOLIFE EXECUTIVE OFFICERS

Steven G. Anderson, a founder of CryoLife, has served as CryoLife's President, Chief Executive Officer, and Chairman of the Board of Directors since its inception. Mr. Anderson has more than 40 years of experience in the implantable medical device industry. Prior to founding CryoLife, Mr. Anderson was Senior Executive Vice President and Vice President, Marketing, from 1976 until 1983 of Intermedics, Inc. (now Boston Scientific Corp.), a manufacturer and distributor of pacemakers and other medical devices. Mr. Anderson is a graduate of the University of Minnesota.

Jeffrey W. Burris was appointed to the position of Vice President and General Counsel in February 2010. Mr. Burris has been with CryoLife since February 2008, serving as General Counsel from February of 2008 until February 2010. From 2003 to 2008, Mr. Burris served as Senior Legal Counsel and Legal Counsel for Waste Management, where he was the responsible attorney for acquisitions and divestitures for Waste Management's Southern Group. From 1997 to 2003, Mr. Burris was an associate with the law firm Arnall Golden Gregory, LLP, focusing on biotechnology and mergers and acquisitions. Mr. Burris received his B.A. from the University of Tennessee and his J.D. from the University of Chicago Law School.

Scott B. Capps was appointed to the position of Vice President of Clinical Research in November 2007. Prior to this position, Mr. Capps served as Vice President, General Manager of CryoLife Europa, Ltd. in the United Kingdom from February 2005 to November 2007 and Director, European Clinical Affairs from April 2003 to January 2005. Mr. Capps joined CryoLife in 1995 as Project Engineer for the allograft heart valve program, and was promoted to Director, Clinical Research in 1999. Mr. Capps is responsible for overseeing and implementing clinical trials to achieve FDA and International approval of CryoLife's medical products in cardiac, vascular, and orthopaedic clinical areas. Before joining CryoLife, Mr. Capps was a Research Assistant in the Department of Bioengineering at Clemson University working to develop a computerized database and radiographic image analysis system for total knee replacement. Mr. Capps received his Bachelor of Industrial Engineering from the Georgia Institute of Technology and his M.S. in Bioengineering from Clemson University.

David M. Fronk was appointed to the position of Vice President of Regulatory Affairs and Quality Assurance in April 2005 and has been with CryoLife since 1992, serving as Vice President of Clinical Research from December 1998 to April 2005 and Director of Clinical Research from December 1997 until December 1998. Mr. Fronk is responsible for developing and implementing improved safety processes and procedures for new and existing medical products. Prior to joining CryoLife, Mr. Fronk held engineering positions with Zimmer Inc. from 1986 until 1988 and Baxter Healthcare Corporation from 1988 until 1991. Mr. Fronk served as a market manager with Baxter Healthcare Corporation from 1991 until 1992. Mr. Fronk received his B.S. in Mechanical Engineering from the Ohio State University in 1985 and his M.S. in Biomedical Engineering from the Ohio State University in 1986.

Albert E. Heacox, Ph.D., was appointed to the position of Senior Vice President of Research and Development in December 2004. Dr. Heacox has been with CryoLife since June 1985 and served as Vice President of Laboratory Operations from June 1989 to December 2004. Dr. Heacox was promoted to Senior Vice President in December of 2000. Dr. Heacox has been responsible for developing protocols and procedures for cardiac, vascular, and connective tissues, implementing upgrades in procedures in conjunction with CryoLife's quality assurance programs, and overseeing all processing and production activities of CryoLife's laboratories. Dr. Heacox is now responsible for the continued development of CryoLife's current products as well as the evaluation of new technologies. Prior to joining CryoLife, Dr. Heacox worked as a researcher with the U.S. Department of Agriculture and North Dakota State University, developing methods for the preservation of cells and animal germ plasma storage. Dr. Heacox received his B.A. and M.S. in Biology from Adelphi University, received his Ph.D. in Zoology from Washington State University, and completed his post-doctorate training in cell biology at the University of Cologne, West Germany.

CUSIP No. 14159W-10-9	Page 11 of 12

D. Ashley Lee, CPA, has served as Executive Vice President, Chief Operating Officer, and Chief Financial Officer since November 2004. Mr. Lee has been with CryoLife since December 1994 serving as Vice President of Finance, Chief Financial Officer, and Treasurer from December 2002 to November 2004; as Vice President Finance and Chief Financial Officer from April 2000 to December 2002; and as Controller of CryoLife from December 1994 until April 2000. From 1993 to 1994, Mr. Lee served as the Assistant Director of Finance for Compass Retail Inc., a wholly-owned subsidiary of Equitable Real Estate. From 1987 to 1993, Mr. Lee was employed as a certified public accountant with Ernst & Young, LLP. Mr. Lee received his B.S. in Accounting from the University of Mississippi.

Gerald B. Seery has served as Senior Vice President of Sales and Marketing since October 2005. Mr. Seery has been with CryoLife since July 1993 serving as Vice President of International Operations from July 2005 to October 2005, President of CryoLife Europa from April 2002 to July 2005, President of AuraZyme from March 2001 to April 2002, and Vice President of Marketing from August 1995 to March 2001. Mr. Seery is responsible for developing and implementing CryoLife's sales and marketing plans and supervising all tissue procurement activities. Prior to joining CryoLife, Mr. Seery held senior marketing management positions with Meadox Medicals from 1982 until 1985, Electro Catheter Corporation from 1985 until 1989 and Daig Corporation from 1992 until 1993, accumulating fifteen years of specialized marketing experience in cardiac medical devices. Mr. Seery received his B.A. in International Economics at The Catholic University of America in Washington, D.C. in 1978 and completed his M.B.A. at Columbia University in New York in 1980

2.             CL Falcon

The following list sets forth the names and principal occupations or employment of the directors and executive officers and employment history of the directors and executive officers of CL Falcon.  The business address and address for each such person's principal occupation or employment is c/o CryoLife, Inc., 1655 Roberts Blvd. N.W., Kennesaw, Georgia 30144.

Steven G. Anderson, is the sole director, Chairman of the Board, President and Chief Executive Officer of Merger Sub.  Mr. Anderson, a founder of CryoLife, has served as CryoLife's President, Chief Executive Officer, and Chairman of the Board of Directors since its inception. Mr. Anderson has more than 40 years of experience in the implantable medical device industry. Prior to founding CryoLife, Mr. Anderson was Senior Executive Vice President and Vice President, Marketing, from 1976 until 1983 of Intermedics, Inc. (now Boston Scientific Corp.), a manufacturer and distributor of pacemakers and other medical devices. Mr. Anderson is a graduate of the University of Minnesota.

D. Ashley Lee, CPA, is the Vice President, Finance and Treasurer of Merger Sub. Mr. Lee has served as CryoLife, Inc.'s Executive Vice President, Chief Operating Officer, and Chief Financial Officer since November 2004. Mr. Lee has been with CryoLife since December 1994 serving as Vice President of Finance, Chief Financial Officer, and Treasurer from December 2002 to November 2004; as Vice President Finance and Chief Financial Officer from April 2000 to December 2002; and as Controller of CryoLife from December 1994 until April 2000. From 1993 to 1994, Mr. Lee served as the Assistant Director of Finance for Compass Retail Inc., a wholly-owned subsidiary of Equitable Real Estate. From 1987 to 1993, Mr. Lee was employed as a certified public accountant with Ernst & Young, LLP. Mr. Lee received his B.S. in Accounting from the University of Mississippi.

CUSIP No. 14159W-10-9	Page 12 of 12

Exhibit 3

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Cardiogenesis Corporation, a California corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of May 2011.

CRYOLIFE, INC.

/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Executive Vice President, Chief Operating Officer, and Chief Financial Officer

CL FALCON, INC.

/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Vice President, Finance and Treasurer